UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trudy Corporation
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

897835104
(CUSIP Number)

William W. Burnham 241 White Oak Shade Road New Canaan, CT 06840 (203) 966-8023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 1987
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897835104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William W. Burnham and Alice B. Burnham, filing separately and not as a group
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF and OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Each of Mr. and Mrs. Burnham is a citizen of the U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Mr. Burnham: 187,584,467 Mrs. Burnham: 129,503,806
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER Mr. Burnham: 187,584,467 Mrs. Burnham: 129,503,806
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON By Mr. Burnham: 187,584,467 By Mrs. Burnham: 129,503,806
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) By Mr. Burnham: 26.8% By Mrs. Burnham: 18.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 897835104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 (the “Common Stock”), of Trudy Corporation, a Delaware corporation (“Trudy”). The address of Trudy’s principal executive offices is 353 Main Avenue, Norwalk, CT 06851

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by William W. Burnham and Alice B. Burnham.

(b)
The business address of William W. Burnham is c/o Trudy Corporation, 353 Main Avenue, Norwalk, CT 06851. The business address of Alice B. Burnham is c/o Alice Burnham Inc., 241 White Oak Shade Road, New Canaan, CT 06840.

(c)
Mr. Burnham is Chairman and Director of Corporate Development of Trudy Corporation, a children’s educational publisher of books and audio CDs and manufacturer and distributor of stuffed toys, musical instruments and children’s electronics, located at 353 Main Avenue, Norwalk, CT 06851. Mrs. Burnham is the sole owner and officer of Alice Burnham Inc., an interior design firm, located at 241 White Oak Shade Road, New Canaan, CT 06840. (She is also a Director of Trudy Corporation.)

(d)	During the past five years, neither Mr. nor Mrs. Burnham has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, neither Mr. nor Mrs. Burnham has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. and Mrs. Burnham is a citizen of the U.S.A.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Burnham’s ownership: Trudy Corporation went public on July 14, 1987. Mr. Burnham owned on such date 107,590,000 shares. His acquisition of such shares was paid for from his personal funds. He acquired additional shares through the grant of shares by Trudy as compensation for his services as an officer and Director of Trudy and the conversion of shareholder debt into shares at two different rates of conversion, one conversion at $.03/share and a second conversion at $.01/share.

Mrs. Burnham’s ownership: Mrs. Burnham received her shares through the grant of shares as compensation for her services as a Director of Trudy and the conversion of shareholder debt into shares at two different rates of conversion, one conversion at $.03/share and a second conversion at $.01/share.

Item 4. Purpose of Transaction.

Each of Mr. Burnham and Mrs. Burnham acquired their respective shares of Trudy Corporation over a period of years for investment purposes. Their respective conversions of shareholder debt into shares were intended to improve Trudy’s balance sheet to attract outside investors and to improve Trudy’s borrowing capacity.

Trudy has entered into an asset purchase agreement, as amended, to sell substantially all of its assets and assign its liabilities to trade creditors and its bank (but not including shareholder debt owed to Mr. Burnham) to MMAC, LLC. Mr. Burnham and Mrs. Burnham have each executed Written Consents of Shareholders of Trudy, authorizing (among other things) such transaction.

CUSIP No. 897835104	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by Mr. Burnham is 187,584,467 shares, or 26.8% of the outstanding common stock of the Company, based on 700,862,912 shares of common stock outstanding as of the date of this report. The aggregate number and percentage of common stock of the Company beneficially owned by Mrs. Burnham is 129,503,806 shares, or 18.5% of the outstanding common stock of the Company

(b)
Mr. Burnham has the sole power to vote or direct the vote, and to dispose or direct the disposition, of such 187,584,467 shares beneficially owned by him. Mrs. Burnham has the sole power to vote or direct the vote, and to dispose or direct the disposition, of such 129,503,806 shares beneficially owned by her.

(c)	Neither Mr. nor Mrs. Burnham has effected any transaction in their respective shares during the past sixty days.

(d)	Neither Mr. nor Mrs. Burnham has knowledge of any such person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Mr. and Mrs. Burnham as to any securities of Trudy. However, Mr. and Mrs. Burnham executed a Voting Agreement, dated December 18, 2009, among Mr. Burnham, Mrs. Burnham, MMAC, LLC and other shareholders of Trudy, under the terms of which Mr. and Mrs. Burnham agreed, at any meeting of stockholders or in connection with any written consent of stockholders of Trudy which relates to the sale of substantially all the assets of Trudy described at Item 4, above, to cause their respective shares to be counted as present for purposes of establishing a quorum, and to vote or consent such shares (i) in favor of the asset sale, the adoption of the asset purchase agreement and the approval of the terms thereof; and (ii) against any alternative proposal and against any action or agreement that would impede, frustrate, prevent or nullify the asset purchase agreement. Each of Mr. and Mrs. Burnham irrevocably appointed MMAC his or her attorney and proxy to vote or grant a consent in respect of his or her shares for the foregoing described purposes.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1
Asset Purchase Agreement, dated as of December 18, 2009, by and among Trudy Corporation and MMAC, LLC (incorporated herein by reference to Exhibit 2.1 of Trudy’s Form 8-K filed on December 23, 2009), as amended by Amendment No. 1 to the Asset Purchase Agreement, dated as of June 15, 2010 (incorporated by reference to Exhibit 2.3 of Trudy’s Form 8-K filed on June 21, 2010).

Exhibit 2	Voting Agreement, dated as of December 18, 2009, by and among William W. Burnham, Alice B. Burnham, MMAC, LLC and other shareholders of Trudy.

CUSIP No. 897835104	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 19, 2010

/s/William W. Burnham	/s/Alice B. Burnham
William W. Burnham	Alice B. Burnham